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22004339

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ANNUAL REPORTS
FORM X-17A-5
PART III

Mail Processing
MAR 07 2022
Washington, DC

SEC FILE NUMBER
8-69951

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
　　　　　　　　　　　　　　　　　　　 MM/DD/YY　　　　　　　　　　　　　　 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BP SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11100 NE 8TH STREET , SUITE 400
(No. and Street)

BELLEVUE　　　　　　　　　 WA　　　　　　　　　　 98004
　(City)　　　　　　　　　　　 (State)　　　　　　　　 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GREGORY NOONE　　　　 206-245-7900　　　　 gnoone@bp-cos.com
(Name)　　　　　　　 (Area Code – Telephone Number)　　　 (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RAICH ENDE MALTER + CO. LLP
(Name – if individual, state last, first, and middle name)

1375 BROADWAY　　　 NEW YORK　　　　 NY　　　 10018
(Address)　　　　　　 (City)　　　　　　　 (State)　　 (Zip Code)

　　　　　　　　　　　　　　　　　　　　　　　　 50

(Date of Registration with PCAOB)(if applicable)　　　　　 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

RM

OATH OR AFFIRMATION

I, _Gregory John Noone_, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _BP Securities, LLC_, as of _December 31_, 20_21_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER LARISA ZAGREAN
Notary Public
State of Washington
Commission # 207323
My Comm. Expires May 17, 2023

Notary Public

Signature:

Title: CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as*

BP SECURITIES, LLC

TABLE OF CONTENTS

DECEMBER 31, 2021



CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
BP Securities, LLC
Bellevue, Washington

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BP Securities, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of BP Securities, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BP Securities, LLC's management. Our responsibility is to express an opinion on BP Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BP Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
We have served as BP Securities, LLC's auditor since 2017.
New York, New York
February 18, 2022

PrimeGlobal | *An Association of Independent Accounting Firms*

BP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$1,234,108
TOTAL ASSETS	$1,234,108

LIABILITIES & MEMBER'S EQUITY

Liabilities	
Accrued Expenses	$18,168
Total Liabilities	$18,168
Member's Equity	$1,215,940
TOTAL LIABILITIES & MEMBER'S EQUITY	$1,234,108

See Notes to the Financial Statement.

BP SECURITIES, LLC
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2021

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

BP Securities, LLC (the "Company") was formed on March 27, 2017, as a Washington State limited liability company, registered as a broker-dealer under the Securities Exchange Act of 1934 on November 27, 2017, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company assists corporate clients with mergers, acquisitions, and divestitures. The Company is a wholly owned subsidiary of Berntson Porter Corporate Advisory, LLC (the "Member").

Pursuant to the Company's business activities, as described above, it does not hold customer funds or securities, and therefore, maintains compliance with the exemption provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition: The Company records revenue in accordance with ASC 606, *Revenue from Contracts with Customers (Topic 606)*, as issued by the Financial Accounting Standards Board. Under Topic 606, companies recognize revenue when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In addition, Topic 606 also requires companies to disclose additional information, including nature, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company recognizes revenues from success and finder fees generated from facilitating the completion of mergers, acquisitions, and divestitures, and providing other financial or advisory services for its clients. Revenues are recognized when a performance obligation is satisfied, which is when the promised services are provided to the Company's clients, and is generally the closing date of the transaction, because that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and rewards of ownership and control have been transferred to / from the customer. At December 31, 2021, there were no contract liabilities required to be recorded by the Company. The Company did not have any accounts receivable from contracts with customers for the years ended December 31, 2020 and December 31, 2021.

Accounts Receivable: Accounts receivable are carried at their estimated net realizable amount, reduced for allowances for doubtful accounts, as applicable. The Company evaluates its receivables to determine collectability, as necessary.

Valuation of Investments at Fair Value: The Company applies the provisions of ASC 820, Fair Value Measurements, which, among other matters, requires disclosures about investments that are measured and reported at fair value. ASC 820 establishes a hierarchical disclosure framework, which prioritizes and ranks the level of market price observability used in measuring investments at fair

value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgement used in measuring fair value. Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2: Observable inputs other than quoted prices in Level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the prices of similar assets and liabilities, and other observable information that can be corroborated by market data.

Level 3: Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available, representing management's own assumptions about the assumptions that a market participant would use in valuing the asset or liability, and that would be based on the best information available.

The Company may receive, from time to time, unexercised warrants as compensation from a transaction. Warrants in privately held companies are fair valued using a Black-Scholes Option-Pricing Model, which takes into account the contract terms (including strike price and contract maturity) and multiple inputs (including time value, volatility, equity prices, and interest rates). Warrants in publicly traded companies are valued at their intrinsic value, which is the in the money amount of the option. The Company did not have any warrants at December 31, 2021.

Use of Estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes: The Company is not a taxpaying entity for Federal income tax purposes, and accordingly, it does not recognize any expenses for such taxes. The Federal income tax liability resulting from the Company's activities is the responsibility of its member. The Company is subject to Business and Occupation taxes ("B&O Taxes") in the State of Washington and the City of Bellevue. The Company's B&O Taxes are included in business taxes and licenses in the statement of income for the year ended December 31, 2021.

Lease Accounting: Effective January 1, 2019, the Company adopted Accounting Standards Update No. 2016-02, *Leases (Topic 842)* ("ASC Topic 842"). The Company elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2021) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to

purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short-term.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company's Expense Sharing Agreement with the Member, as amended and restated on July 1, 2018 (the "Expense Sharing Agreement"), requires an agreed upon payment of (i) rent, (ii) general & administrative expenses, (iii) technology, data and communications expenses, and (iv) a management fee, to the Member.

NOTE 4: NET CAPITAL REQUIREMENTS

In accordance with Rule 15c3-1 of the Securities and Exchange Commission (the "SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2021, the Company's net capital, as defined, of $1,215,940, exceeded the required minimum net capital by $1,210,940. The Company's ratio of aggregate indebtedness to net capital at December 31, 2021 was 0.01 to 1.

NOTE 5: CONCENTRATIONS AND CREDIT RISKS

The Company had revenues from four customers that accounted for 93% of total revenue for the year ended December 31, 2021. The Company believes that due to the nature of its business, this does not constitute a significant risk regarding its net capital requirements, or otherwise.

The Company's cash is placed with a highly rated financial institution and the Company conducts ongoing evaluations of the credit worthiness of the financial institution with which it does business. At certain times, deposits may exceed federally insured limits.

NOTE 6: COVID

COVID-19 continues to follow a pattern of seasonality, with intermittent waves of increased positivity and the emergence of new variants, creating continued uncertainty surrounding the future impacts of the virus to financial markets and the financial services industry as a whole. The Company, however, has determined that there is no immediate and measurable impact on the statement of financial condition, and therefore, no adjustments have been made.

NOTE 7: SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events through February 18, 2022, the date the financial statements were available to be issued.

In January 2022, the Company distributed $1,100,000 to its Member. This distribution was done in accordance with the provisions of the Net Capital Rule.